                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                               Iridex Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    462684101
                                 (CUSIP Number)

                                 Scott A. Shuda
                             BlueLine Partners, LLC
                     4115 Blackhawk Plaza Circle, Suite 100
                           Danville, California 94506

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 James C. Creigh
                       Blackwell Sanders Peper Martin LLP
                          1620 Dodge Street, Suite 2100
                              Omaha, Nebraska 68102
                                 (402) 964-5000

                                September 7, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule 13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box [ ].

                                  Page 1 of 10

----------------------------
CUSIP No.  462684101       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Capital Partners, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            231,246
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            231,246
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         394,666
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.3%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                  Page 2 of 10

----------------------------
CUSIP No.  462684101       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Catalyst Fund VIII, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            163,420
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            163,420
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         394,666
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.3%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                  Page 3 of 10

----------------------------
CUSIP No.  462684101       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            394,666
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            394,666
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         394,666
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.3%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                  Page 4 of 10

Item 1.  Security and Issuer

This Schedule 13D relates to Common Stock (the "Common Stock") of Iridex
Corporation (the "Company") with its principal executive offices located at 1212
Terra Bella Avenue, Mountain View, CA 94043.

Item 2.  Identity and Background

(a)- (b)       This statement is filed on behalf of BlueLine Capital Partners,
               LP ("BCP"), BlueLine Catalyst Fund VIII, L.P. ("BlueLine Catalyst
               VIII") and BlueLine Partners, L.L.C. ("BlueLine Partners" and,
               together with BCP and BlueLine Catalyst VIII, the "Reporting
               Entities"). BlueLine Partners is the sole general partner of BCP and BlueLine Catalyst VIII and has an interest in the profits of
               BCP and BlueLine Catalyst VIII. Timothy Bacci and Scott Shuda are
               each Managing Directors of BlueLine Partners, L.L.C. Messrs.
               Bacci and Shuda each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). The address of the principal business office of each of the Reporting Entities and Messrs. Bacci and Shuda is
               4115 Blackhawk Plaza Circle, Suite 100, Danville, California
               94506.

(c)            Each of BCP and BlueLine Catalyst VIII is a private investment limited partnership. The principal business of BlueLine Partners is to serve as investment manager to a variety of private
               investment funds, including BCP and BlueLine Catalyst VIII, and to control the investing and trading in securities of these private investment funds. The principal business of Messrs. Bacci and Shuda is to act as Managing Directors of BlueLine Partners.

(d)            None of the Reporting Entities nor Messrs. Bacci and Shuda has,
               during the last five years, been convicted in a criminal
               proceeding (excluding traffic violations or similar
               misdemeanors).

(e)            None of the Reporting Entities nor Messrs. Bacci and Shuda has,
               during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or
               prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            BCP and BlueLine Catalyst VIII are each a Delaware limited partnership. BlueLine Partners is a Delaware limited liability company. Messrs. Bacci and Shuda are each U.S. citizens.

Item 3.  Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 394,666 shares of the Common Stock (the "Shares"). The
Shares were purchased in the open market by BCP and BlueLine Catalyst VIII with their investment capital.

                                  Page 5 of 10

Item 4.  Purpose of the Transaction

The purchases by BCP and BlueLine Catalyst VIII of the Shares were effected because the Reporting Entities believe that the Company represents an attractive investment based on the Company's operating history and continuing business prospects. When BCP and BlueLine Catalyst VIII began purchasing Common Stock, the Company's stock price was $5.50 and the Reporting Entities believed it possible for the Common Stock to rise to a level twice that amount within twelve to eighteen months. Subsequent events at the Company have caused the Reporting
Entities to raise that target price higher.

BlueLine Partners and its affiliated investment entities, including BCP and
BlueLine Catalyst VIII, seek to make investments in companies deemed by them to be undervalued relative to their potential and in situations where they believe
BlueLine's efforts can help to create or unlock value. In the case of the
Company, the Reporting Entities believed it essential for the Company to transition away from its traditional technology-centric orientation and toward a greater customer and market orientation. This transition was likely to require certain changes in management. On July 5, 2005, the Company made substantial progress in this direction with the hire of Mr. Barry Caldwell to be the
Company's Chief Executive Officer. The Reporting Entities believe that Mr.
Caldwell will use the Company's large cash position to expand the Company's business while better articulating the Company's potential beyond that as a technology pioneer.

As part of their investment strategy, the Reporting Entities hope to have the opportunity to discuss and work with management on various initiatives designed to improve the Company's prospects and performance. Areas of focus will include marketing, customer communications and investor relations, additional executive hires, international expansion and strategic transactions.

Depending on market conditions, general economic conditions and other factors, the Reporting Entities may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire.

Item 5.  Interest in Securities of the Issuer

(a)  As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 394,666 shares of Common Stock. These shares represent approximately 5.3% of the shares of Common Stock outstanding based on
     7,513,130 shares of the Company's Common Stock outstanding as reported in the Company's Form 10-Q for the Company's fiscal quarter ended July 2, 2005 as filed with the Securities and Exchange Commission on August 16, 2005.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section
     13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

                                  Page 6 of 10

(b)  As of the date of this Schedule 13D: (i) BCP beneficially owns 231,246 shares of Common Stock with which BCP has shared voting power and shared dispositive power with the other Reporting Entities; (ii) BlueLine Catalyst
     VIII beneficially owns 163,420 shares of Common Stock with which BlueLine
     Catalyst VIII has shared voting power and shared dispositive power with the other Reporting Entities; and (iii) BlueLine Partners beneficially owns
     394,666 shares of Common Stock with which BlueLine Partners has shared voting power and shared dispositive power with the other Reporting
     Entities.

(c)  Information concerning transactions in the Common Stock effected by the
     Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)  No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Materials to be Filed as Exhibits

1.   Exhibit A - Joint Filing Agreement dated September 15, 2005, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.
2.   Exhibit B - Transactions in the Common Stock by the Reporting Entities
     during the past 60 days.

                                  Page 7 of 10

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 15, 2005

                                       BlueLine Capital Partners, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                       BlueLine Catalyst Fund VIII, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                       BlueLine Partners, L.L.C.

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                  Page 8 of 10

                                                                       EXHIBIT A

                             Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule
13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  September 15, 2005

                                       BlueLine Capital Partners, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                       BlueLine Catalyst Fund VIII, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                       BlueLine Partners, L.L.C.

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                  Page 9 of 10

                                                                       EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

                 BlueLine Catalyst VIII                       BCP
 Date      No. of Shares      Price per Share    No. of Shares   Price per Share
7/21/05                                              5,000       $          6.87
7/22/05                                                100       $          7.17
7/25/05                                              1,393       $          7.17
7/26/05           (678)         $     7.30           1,500       $          6.84
7/29/05                                               (200)      $          8.00
 8/1/05         (1,000)         $     8.44          (1,759)      $          8.07
 8/4/05          3,800          $     7.78          20,400       $          7.47
 8/5/05                                             23,000       $          7.39
 8/8/05                                              5,100       $          7.47
 8/9/05                                              3,600       $          7.39
8/10/05                                             18,400       $          7.16
8/11/05                                              2,200       $          7.25
8/12/05                                              6,100       $          7.22
8/15/05                                              9,100       $          7.41
8/16/05                                              8,300       $          7.36
8/17/05                                              1,481       $          7.50
8/18/05                                                900       $          7.38
8/23/05                                             21,100       $          7.53
8/24/05                                              3,700       $          7.40
8/25/05                                              8,000       $          7.40
8/26/05                                              1,000       $          7.51
8/29/05                                              4,400       $          7.94
8/31/05                                              5,500       $          7.76
 9/1/05                                                700       $          7.81
 9/2/05                                              2,500       $          7.90
 9/6/05                                                200       $          7.86
 9/7/05                                              5,400       $          8.16
 9/8/05                                              8,000       $          8.01
9/12/05                                              5,000       $          8.30
9/13/05                                              5,000       $          8.25

                                 Page 10 of 10